Exhibit 12.1

DUNCAN ENERGY PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Consolidated net income	$53.4	$45.8	$55.3	$23.6	$51.7
Add: Provision for income taxes	--	1.3	1.1	4.2	1.7
Less: Equity in income of Evangeline	(0.8)	(1.1)	(0.9)	(0.2)	(1.0)

Consolidated pre-tax income before equity earnings from Evangeline	52.6	46.0	55.5	27.6	52.4
Add: Fixed charges	19.9	17.6	15.3	14.5	3.2
Amortization of capitalized interest	4.2	4.0	1.0	0.6	--
Subtotal	76.7	67.6	71.8	42.7	55.6
Less: Interest capitalized	(3.2)	(0.3)	(0.3)	(2.6)	--
Net loss (income) attributable to noncontrolling interest:
DEP I Midstream Businesses - Parent	(27.7)	(15.3)	(11.4)	(20.0)	--
DEP II Midstream Businesses - Parent	64.4	60.6	4.0	--	--
Total earnings	$110.2	$112.6	$64.1	$20.1	$55.6
Fixed charges:
Interest expense	$12.1	$14.0	$11.4	$8.6	$--
Capitalized interest	3.2	0.3	0.3	2.6	--
Interest portion of rental expense	4.6	3.3	3.6	3.3	3.2
Total	$19.9	$17.6	$15.3	$14.5	$3.2
Ratio of earnings to fixed assets	5.5x	6.4x	4.2x	1.4x	17.4x

These computations take into account our consolidated operations and the distributed income from our equity method investee.  For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

Add the following, as applicable:

•	consolidated pre-tax income from continuing operations before adjustment for income or loss from our equity investee;
•	fixed charges;
•	amortization of capitalized interest;
•	distributed income of our equity investee; and
•	our share of pre-tax losses of our equity investee for which charges arising from guarantees are included in fixed charges.

From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;
•	preference security dividend requirements of consolidated subsidiaries; and
•	the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

The term “fixed charges” means the sum of the following:  interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expenses; and preference security dividend requirements of consolidated subsidiaries.

Our ratio is significantly higher for the year ended December 31, 2006 because we did not have any interest expense, capitalized interest expense or noncontrolling interest in income of subsidiaries.